Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Earnings (000's, except ratios):					
Net Income before Extraordinary Item	**$ 7,958**	$ 6,088	$ 5,027	$ 7,216	$ 8,438
Extraordinary Item, net	**—**	—	(3,937)	—	—
Net Income, per Consolidated Statement of Earnings	**7,958**	6,088	1,090	7,216	8,438
Federal and State Income Taxes included in:					
Operations	**3,551**	2,490	3,421	3,413	4,047
Investment Write-down	**—**	—	1,236	—	—
Extraordinary Item	**—**	—	1,388	—	—
Interest on Long-Term Debt	**8,088**	8,254	7,637	6,440	6,477
Amortization of Debt Discount Expense	**82**	81	72	60	60
Other Interest	**1,070**	1,038	1,895	2,105	1,091
Total	**$20,749**	$17,951	$16,739	$19,234	$20,113
Fixed Charges:					
Interest of Long-Term Debt	**$ 8,088**	$ 8,254	$ 7,637	$ 6,440	$ 6,477
Amortization of Debt Discount Expense	**82**	81	72	60	60
Other Interest	**1,070**	1,038	1,895	2,105	1,091
Pre-tax Preferred Stock Dividend Requirements	**391**	419	417	398	406
Total	**$ 9,631**	$ 9,792	$10,021	$ 9,003	$ 8,034
Ratio of Earnings to Fixed Charges	**2.15**	1.83	1.67	2.14	2.50